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                                         Commission File No. 2-61271 and 2-72713


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

           Report on Disclosure of Information of ITO-YOKADO CO., LTD.

                              ITO-YOKADO CO., LTD.
                              --------------------
                 (Translation of registrant's name into English)

            1-4, SHIBAKOEN 4-CHOME, MINATO-KU, TOKYO 105-8571, JAPAN
            --------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [x]      Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [x]            No [x]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_______



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[Translation]


                                                               November 25, 2003

To:    Each of the Parties Concerned

                       Name of the Company:
                       Ito-Yokado Co., Ltd.
                       Name of Representative of the Company:
                       Sakae Isaka
                       President and Representative
                       Director

                       (Securities Code No. 8264, the First Section of the Tokyo Stock Exchange)
                       Addressee to Contact:
                       Shiro Ozeki
                       Director of Finance Division
                       Tel: 03-3459-2111

                 NOTICE OF SECONDARY OFFERING OF THE SHARES AND
                  THE OFFERING OF TREASURY STOCK OF ITO-YOKADO:

Ito-Yokado Co., Ltd. (the "Company") hereby announces that at the meeting of the Board of Directors held on November 25, 2003, the Company resolved that the secondary offering of the shares of common stock and the offering of treasury stock of the Company be made as follows.

I. Secondary Offering of the Shares

A. Secondary Offering of the Shares through purchase and underwriting by the Underwriters

(1) Number of shares to be Offered:     11,250,000 shares of common stock of the
                                        Company

(2) Selling Shareholders and the Number of Shares to be Sold:


    Shareholders name                                Number of shares to be sold
    -------------------------------------------      ---------------------------
    Resona Bank, Ltd.                                                  7,500,000
    Sumitomo Mitsui Banking Corporation                                3,000,000
    Mizuho Corporate Bank, Ltd.                                          600,000
    Sompo Japan Insurance, Inc.                                          150,000
    -------------------------------------------      ---------------------------

(3) Offer Price:

    Undecided. (Offer Price will be determined on any day during the period from December 8, 2003 (Monday) to December 11, 2003 (Thursday) (the "Date of Determining Offer Price")).

(4) Method of Offering:

    All the Shares to be sold shall be severally purchased, underwritten and sold by Nomura Securities Co., Ltd., Nikko Citigroup Limited, Daiwa Securities SMBC Co. Ltd., Shinko

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     Securities Co., Ltd., Mizuho Securities Co., Ltd. and SMBC Friend
     Securities Co., Ltd. (the "Underwriters").

     The consideration of the Underwriters for such offering shall be the aggregate amount of the Offer Price per Share minus the subscription price per Share (which is the purchase price per Share to be paid by the Underwriters to the Selling Shareholders) multiplied by the total number of Shares to be offered set out in I.A.(1) above.

 (5) Subscription Period:

     The Subscription Period is scheduled to be a period commencing from and including the day immediately following the Date of Determining Offer Price and ending on the third business days after such date.

 (6) Delivery Date:

     The Delivery Date is scheduled to be the seventh business day after the Date of Determining Offer Price.

 (7) Evidence Money for Subscription:

     The same amount as the Offer Price per Share.

 (8) The Number of Shares of One Unit for Subscription: 1,000 shares

 (9) The authority to take any and all necessary action required for the Secondary Offering of the Shares through purchase and underwriting by the Underwriters and through Over-allotment (hereinafter referred to as the "Offering of Shares"), including the determination of Offer Price, Subscription Period and Delivery Date, and any matter necessary for the Offering of Shares, is delegated to the Representative Directors of the Company.

(10) With respect to the Offering of Shares, a Notification of Securities prepared in accordance with the Japanese Securities and Exchange Act was submitted on November 25, 2003.

B. Secondary Offering of the Shares through Over-allotment (see Reference (2) below):

 (1) Number of Shares to be Offered: 1,687,000 shares of common stock

     The above number of Shares represents the maximum number of Shares to be offered through over-allotment. Such number may decrease depending on the condition of demands or the offering of Shares through over-allotment may be cancelled. The specific number of shares to be offered through over-allotment shall be determined on the Date of Determining Offer Price taking into consideration the condition of demands for the Shares offered through purchase and underwriting by the Underwriters.

 (2) Selling Shareholder and Number of Shares to be Offered:

     Nomura Securities Co., Ltd.          Up to 1,687,000 shares



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(3) Offer Price:

    Undecided. (The same amount as the Offer Price mentioned in I.A. (3) above.)

(4) Method of Offering:

    Nomura Securities Co., Ltd. will sell Shares which were borrowed from certain shareholder(s) of the Company ("Borrowed Shares") taking into consideration the condition of demands for Shares offered through purchase and underwriting by the Underwriters.

(5) Subscription Period:

    Same as the Subscription Period mentioned in I.A. (5) above.

(6) Delivery Date:

    Same as the Delivery Date mentioned in I.A. (6) above.

(7) Evidence Money for Subscription:

    Same as the Subscription Money mentioned in I.A. (7) above.

(8) The Number of Shares of One Unit for Subscription:     1,000 shares


II. Offering of Treasury Stock of the Company (see Reference (2) below):

    Treasury stock held by the Company will be offered and disposed of as follows:

(1) Number of Shares to be Offered:          1,687,000 shares of common stock

(2) Offer Price:

    Offer Price will be determined on any day during the period from December 8, 2003 (Monday) to December 11, 2003 (Thursday).

    Offer Price will be the same amount as the subscription price mentioned in
    I. A. above.

(3) Allottee and Number of Shares to be Allotted

    Nomura Securities Co., Ltd.              1,687,000 Shares

(4) Subscription Period:

    Subscription Period will be determined on any day during the period from January 13, 2004 (Tuesday) to January 16, 2004 (Friday). Provided, however, that it will be the next day of the thirtieth day from the day immediately following the end of the Subscription Period of the Secondary Offering of the Shares through purchase and underwriting by the Underwriters and through over-allotment.



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(5) Payment Date:

    Payment date will be determined on any day during the period from January 14, 2004 (Wednesday) to January 19, 2004 (Monday). Provided, however, that, it shall be a day immediately following the Subscription Period (Subscription Date) mentioned in the above II. (4).

(6) Delivery Date:

    Delivery date will be determined on any day during the period from January 15, 2004 (Thursday) to January 20, 2004 (Tuesday). Provided, however, that it shall be a day immediately following the Payment Date mentioned in the above II. (5).

(7) The Number of Shares of One Unit for Subscription:        1,000 shares

(8) The authority to take any and all necessary action required for the offering of treasury stock including the determination of Offer Price, etc., is delegated to the Representative Directors of the Company.


[REFERENCE]

(1) Purpose of the Secondary Offering

    The purpose of the above-mentioned Offering of the Shares of the Company is to increase the number of individual shareholders and to further improve a liquidity of shares of the Company.

(2) Secondary Offering through Over-allotment

    The Company plans to implement the Secondary Offering of Shares through Over-allotment as mentioned in the above I.B. in addition to the Secondary Offering of Shares through purchase and underwriting by the Underwriters as mentioned in the above I.A.

    Secondary Offering through Over-allotment may be effected, separately from the Secondary Offering of the Shares through purchase and underwriting by the Underwriters, by Nomura Securities Co., Ltd. on the occasion of the Secondary Offering of the Shares through purchase and underwriting by the Underwriters, taking into consideration the condition of demands for the Shares sold, by offering up to 1,687,000 shares which Nomura Securities Co., Ltd., acting as the Manager for the Secondary Offering of the Shares through purchase and underwriting, borrowed from certain shareholder(s) of the Company.

    The number of Shares offered through over-allotment represents the maximum number of shares to be offered and it may decrease or the Secondary Offering of Shares through Over-allotment may be cancelled depending on the condition of demands.

    On the occasion of the Secondary Offering of Shares through Over-allotment, the Company


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    adopted a resolution at the meeting of the Board of Directors held on
    November 25, 2003 that the offering of a maximum 1,687,000 shares of treasury stock will be made, which will be allotted to Nomura Securities Co., Ltd., on the Payment Date that falls a day after two business days from the thirtieth day calculated from the day immediately following the end of the Subscription Period of the Secondary Offering of the Shares through purchase and underwriting by the Underwriters and through over-allotment (hereinafter referred to as the "Payment Date of Offering of Treasury Stock"), so that Nomura Securities Co., Ltd. may be able to return the Borrowed Shares to the certain shareholder(s) of the Company.

    In addition, Nomura Securities Co., Ltd. may, within the Syndicate Cover Transactions Period (that is a period commencing from and including the day immediately following the end of the Subscription Period of the Shares and ending on five business days prior to the Payment Date of the Offering of Treasury Stock) (hereinafter referred to as the "Syndicate Cover Transactions Period"), purchase up to such number of shares as sold in the Secondary Offering through Over-allotment on the market of Tokyo Stock Exchange, Inc. with the aim of procuring and returning the Borrowed Shares (hereinafter referred to as the "Syndicate Cover Transactions"). All shares purchased by Nomura Securities, Co., Ltd. through the Syndicate Cover Transactions will be used for returning the Borrowed Shares. Even during the Syndicate Cover Transaction Period, Nomura Securities Co., Ltd. at its discretion may choose not to enter into any Syndicate Cover Transactions or to terminate such transactions without purchasing the maximum number of shares.

    Further, Nomura Securities Co., Ltd. may effect stabilization transactions in relation to the Secondary Offering through purchase and underwriting by the Underwriters and the Secondary Offering through Over-allotment and may allocate all or part of such Shares purchased by stabilization transactions for returning the Borrowed Shares.

    With respect to the number of shares offered by the Secondary Offering through Over-allotment deducted by the number of shares acquired by stabilization transactions and the Syndicate Cover Transactions and appropriated to return the Borrowed Shares, Nomura Securities Co., Ltd. will plan to purchase shares of common stock of the Company in accordance with the allotment of the treasury stock of the Company under the Offering of Treasury Stock. Depending on the aforementioned number of shares, the offering may not be made to a part or all of the shares to be offered under the Offering of Treasury Stock. As a result, the final number of shares to be offered under the Offering of Treasury Stock will decrease to such an extent so that the Offering of Treasury Stock may not be implemented.

(3) Change in Number of Treasury Stock after Offering of Treasury Stock

    Present number of treasury stock:                    2,640,000 shares
    Treasury stock to be offered and disposed of:        1,687,000 shares (Note)
    Number of treasury stock after offering:               953,000 shares (Note)



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(Note) These numbers are presented with an assumption that Nomura Securities,
       Co., Ltd. will subscribe for all shares to be offered by the Offering of Treasury Stock as mentioned in the above II.

                                                                         - End -


Caution:

    This material is prepared for the purpose of public disclosure of the Secondary Offering of the Company and is not prepared for any solicitation for investment or offering. In the case of investment, investors should refer to the prospectus prepared by the Company and make investment decision by him/herself in accordance with his/her own judgment. This material is not an offer of securities for sale into the United States. The securities may not be offered or sold in the United States unless they are registered or exempt from registration and any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about the Company and management, as well as financial statements.




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                                    SIGNATURE

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                 ITO-YOKADO CO., LTD.
                                                 (Registrant)

November 26, 2003

                                           By:   /s/ Noritoshi Murata
                                                 -------------------------------
                                                 Senior Managing Director
                                                 and Chief Financial Officer




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